October 13, 2010

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    EXCO Resources, Inc.

  Form 10-K for Fiscal Year Ended December 31, 2009

  Filed February 24, 2010, as amended March 3, 2010

  Definitive Proxy Statement

  Filed April 29, 2010

  File No. 001-32743

Dear Mr. Schwall:

In response to your letter dated September 28, 2010, we are forwarding the information requested in connection with your review of our Form 10-K for the year ended December 31, 2009, or the 2009 Form 10-K, filed with the Securities and Exchange Commission, or the Commission, on February 24, 2010 and amended on March 3, 2010 and our Definitive Proxy Statement filed on April 29, 2010. To the extent any of our responses include revisions to our 2009 Form 10-K, we would propose to include any changes once all of our responses to the Staff of the Commission, or the Staff, comments have been accepted by the Staff.

We have repeated the Staff’s comments below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Cover Page

1.	We note that you have presented your public float as of February 12, 2010. Please revise to calculate your public float as of the last business day of the most recently completed second fiscal quarter. See Form 10-K.

Response:

On the cover page to the 2009 Form 10-K, we stated that, as of February 12, 2010, we had 212,054,805 shares of common stock outstanding and that, as of the last day of our then most recently completed second fiscal quarter, the aggregate value of our common stock held by non-affiliates was $1,803,590,000. The market value of our common stock held by non-affiliates was calculated as of June 30, 2009, the last business day of our second fiscal quarter in 2009. We believe that we have complied with the requirements of Form 10-K, which require registrants to state (i) the number of shares outstanding of each class of their common stock as of the latest practicable date and (ii) the aggregate market value of their voting and non-voting common equity held by non-affiliates as of the last business day of their most recently completed second fiscal quarter.

Business, page 1

Our Oil and Natural Gas Reserves, page 13

2.	Clarify who selects and receives the reports of the third-party engineering firms.

Response:

We propose to include the following disclosure at the end of the penultimate paragraph on page 14 of the 2009 Form 10-K:

“Our Chief Operating Officer and our Vice President of Engineering, with input from other members of senior management, are responsible for the selection of our third-party engineering firms and receive the reports generated by such firms. The third-party engineering reports are provided to our audit committee, which meets periodically with the engineering firms to review and discuss the procedures for determining the estimates of our oil and natural gas reserves”.

Our Production, Prices and Expenses, page 18

3.	Please confirm that you have provided the disclosure required by Item 1204 for all fields that contain 15% or more of your reserves.

Response:

We propose to update the information presented in the table on page 18 as presented below to comply with the disclosures required in Item 1204. The proposed revision will be included in our amended 2009 Form 10-K upon acceptance from the Staff.

(in thousands, except production and per unit amounts)	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Revenues, production and prices:
Oil:
Revenue (1)	$84,397	$216,727	$117,073
Production sold (Mbbl) (2)	1,571	2,236	1,645
Average sales price per Bbl (1)	$53.72	$96.93	$71.17
Natural gas:
Revenue (1)	$466,108	$1,188,099	$758,714
Production sold (Mmcf) (2)	118,736	131,159	111,419
Average sales price per Mcf (1)	$3.93	$9.06	$6.81
Costs and expenses:
Average production cost per Mcfe	$1.08	$1.11	$0.95
General and administrative expense per Mcfe	$0.77	$0.61	$0.53
Depreciation, depletion and amortization per Mcfe	$1.72	$3.18	$3.10

(1) Excludes the effects of derivative cash settlements and derivative financial instruments.

(2) Includes the following significant fields representing 15% or more of our total Proved Reserves at end of each year:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Vernon Field:
Oil production sold (Mbbls)	4	7	12
Natural gas production sold (Mmcf)	35,146	43,519	39,039
Average sales price per Bbl (1)	$58.95	$105.64	$73.78
Average sales price per Mcf (1)	$3.57	$8.45	$6.42
Average production cost per Mcfe	$0.83	$0.62	$0.34
Haynesville Shale:
Natural gas production sold (Mmcf)	14,917	*	*
Average sales price per Mcf (1)	$3.21	*	*
Average production cost per Mcfe	$0.10	*	*

*	Less than 15% of total Proved Reserves.

4.	It is not clear whether any of your production is subject to delivery contracts. If so, provide the disclosure required by Item 1207 of Regulation S-K. Please advise or revise.

Response:

We are not a party to any delivery contracts which require disclosure under Item 1207 of Regulation S-K.

Sales of Producing Properties and Undeveloped Acreage, page 20

5.	Here or in another appropriate location, provide the disclosure regarding undeveloped acreage required by Item 1208(b) of Regulation S-K or advise us why that is not applicable.

Response:

We direct the Staff’s attention to the table following the first paragraph under “Our developed and undeveloped acreage” on page 20 of our 2009 Form 10-K in which we have provided, for each of our major operating areas, the gross and net acreage held by EXCO as of December 31, 2009. In the first paragraph following the table, we note that much of the acreage is held-by-production and list the total amount of net acres (not held-by-production) that would expire by their terms in each of the three successive years 2010-2012. We believe these disclosures comply with the requirements of Item 1208(b) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

6.	We note the discussion on pages 52 – 53 regarding your net proceeds and your budgeted capital expenditures with respect to your divestiture program and joint venture transactions. We also note the disclosure on page 16 that your total reserves decreased from 1.94 Tcfe to 0.96 Tcfe during 2009, and that a total of 790.4 Bcfe, representing approximately 40% of your beginning of the year total proved reserves, were sold in transactions during 2009. While you mention the “challenge of natural production declines,” please also discuss the impact that the significant decrease in your reserves will have on your results of operations.

Response:

While we include discussion of the impact of the 2009 divestitures and joint venture transactions in our production and cash flows in the “Liquidity, Capital Resources and Capital Commitments” section under “Recent events affecting liquidity” (page 75) and under “Historical sources and use of funds – Cash flows from operations,” we propose the following disclosure of the impacts of the divestitures and joint venture transactions in the last paragraph under “Overview and history”:

“The impact of our 2009 divestitures and joint ventures with BG Group resulted in significant reductions to our Proved Reserves, production volumes, revenue and operating expenses. While the reductions will have a near-term impact on our results of operations, we believe the benefits from the liquidity provided by these transactions and the BG Carry will allow us to accelerate development of our reserves and resources including our shale development and will more than compensate for these reductions.”

Financial Statements

Note 2 – Summary of significant accounting policies, page 95

Principles of consolidation, page 95

7.	We note you retained an undivided 50% interest in BG AMI upon completion of the BG Upstream Transaction. Please disclose how you account for this interest, as it does not appear that you use the equity method.

Response:

The BG Upstream Transaction represented the sale of an undivided interest in 50% of our working interest in our oil and natural gas properties and related assets in the East Texas/North Louisiana area to BG Group with EXCO continuing as operator of the properties. Since no separate entity was created in the transaction to jointly own these assets, we do not believe there is any impact to our “Principles of consolidation.”

Oil and natural gas properties, page 97

8.	Your disclosure of how you compute the full cost center ceiling amount does not appear complete. Please clarify that the cost center ceiling is equal to the sum of the present value of estimated future net revenues plus the cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the costs being amortized net of income tax effects. Further, please specify how you compute the present value of estimated future net revenues, as your current disclosure does not address how estimated future expenditures factor into the computation. Refer to Rule 4-10(c)(4) for a complete description of this computation.

Response:

We acknowledge the Staff’s comments and propose the following revision to the description of our full cost pool and ceiling test limitation computation located in “Note 2. Summary of significant accounting polices, Oil and natural gas properties,” in the “Notes to consolidated financial statements” and “Critical accounting policies” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to read as follows. We respectfully request the Staff’s approval to include this revised description only in future filings.

“Pursuant to Rule 4-10(c)(4) of Regulation S-X, companies that use the full cost method of accounting for their oil and natural gas properties must perform a limitation on capitalized costs, or ceiling test. The ceiling test involves comparing the net book value of the full cost pool after taxes to the full cost ceiling limitation defined below. In the event the full cost ceiling is less than the full cost pool, we must record a ceiling test write-down of our oil and natural gas properties to the value to the full cost ceiling. The full cost ceiling limitation is computed as the sum of the present value of estimated future net revenues from our Proved Reserves by applying current prices, less estimated future expenditures (based on current costs) to develop and produce the Proved Reserves, discounted at 10%, plus the cost of properties not being amortized and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of income tax effects.”

Exhibits

9.	Please tell us why you include a certification from your chief accounting officer in Exhibit 31.3 to your annual report on Form 10-K for the fiscal year ended December 31, 2009. If your chief accounting officer is not performing the functions of either the principal executive officer or the principal financial officer, do not include a certification from your chief accounting officer in future filings. However, if your chief accounting officer is performing the functions of either the principal executive officer or the principal financial officer, revise all related disclosure to describe the roles responsibilities, and functions of each certifying officer accordingly.

Response:

Our Chief Accounting Officer is not performing the functions of either the principal executive officer or the principal financial officer. As a result, we will not include a certification from our Chief Accounting Officer in future filings.

Exhibit 99.1 and Exhibit 99.2

10.	Quantify the 12-month average price used in making the reserves estimation. The third-party engineering firm provided the average West Texas Intermediate-Cushing Oil and Henry Hub prices, but these appear to be for reference rather than the actual price utilized, which would be adjusted for taxes and other items.

Response:

For Exhibit 99.1, we, in consultation with the engineering firm, propose the following revisions:

EXCO Resources, Inc.

Oil Income

Income from the sale of oil was estimated based on the unweighted average price for West Texas Intermediate Cushing Oil, as published by the Energy Information Agency, for the first day of each month for January through December of 2009, as provided by the staff of EXCO. This reference price was $61.18 per barrel and was held constant throughout the life of each lease. The West Texas Intermediate Cushing Oil price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences, resulting in a weighted average net price of $56.87 per barrel.

Gas Income

Income from the sale of gas was estimated based on the unweighted average price for natural gas sold at Henry Hub, as published in Platts Gas Daily, for the first day of each month for January through December of 2009, as provided by the staff of EXCO. This reference price was $3.87 per Mcf and was held constant throughout the life of each lease. The Henry Hub price was adjusted for BTU content, basis differentials, marketing and transportation costs, resulting in a weighted average net price of $4.90 per Mcf.

EXCO Resources (PA), Inc. and EXCO Resources (WV), Inc.

Oil Income

Income from the sale of oil was estimated based on the unweighted average price for West Texas Intermediate Cushing Oil, as published by the Energy Information Agency, for the first day of each month for January through December of 2009, as provided by the staff of EXCO. This reference price was $61.18 per barrel and was held constant throughout the life of each lease. The West Texas Intermediate Cushing Oil price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences, resulting in a weighted average net price of $53.96 per barrel.

Gas Income

Income from the sale of gas was estimated based on the unweighted average price for natural gas sold at Henry Hub, as published in Platts Gas Daily, for the first day of each month for January through December of 2009, as provided by the staff of EXCO. This reference price was $3.87 per Mcf and was held constant throughout the life of each lease. The Henry Hub price was adjusted for BTU content, basis differentials, marketing and transportation costs, resulting in a weighted average net price of $4.04 per Mcf.

EXCO Operating Company, LP (EOC)

Oil Income

Income from the sale of oil was estimated based on the unweighted average price for West Texas Intermediate Cushing Oil, as published by the Energy Information Agency, for the first day of each month for January through December of 2009, as provided by the staff of EXCO. This reference price was $61.18 per barrel and was held constant throughout the life of each lease. The West Texas Intermediate Cushing Oil price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences, resulting in a weighted average net price of $58.59 per barrel.

Gas Income

Income from the sale of gas was estimated based on the unweighted average price for natural gas sold at Henry Hub, as published in Platts Gas Daily, for the first day of each month for January through December of 2009, as provided by the staff of EXCO. This reference price was $3.87 per Mcf and was held constant throughout the life of each lease. The Henry Hub price was adjusted for BTU content, basis differentials, marketing and transportation costs, resulting in a weighted average net price of $3.18 per Mcf.

For Exhibit 99.2, we, in consultation with the engineering firm, propose the following revisions:

Pursuant to SEC guidelines, the cash flow projections in this report are based on the unweighted 12 month arithmetic average of the first-day-of month natural gas prices for January through December 2009 for natural gas delivered at Henry Hub, as published in Platts Gas Daily. This unweighted arithmetic average cash market price for natural gas delivered at Henry Hub during this time period was $3.87 per MMBTU. The Henry Hub reference price was held constant throughout the life of the wells and is adjusted for BTU content, basis differentials, marketing and transportation costs, resulting in a weighted average net price of $2.92.

Exhibit 99.2

11.	The report references summary tables which are attached. However, those tables were not included in your filing. Amend to refile the complete exhibit.

Response:

We, in consultation with the engineering firm, propose to remove references in Exhibit 99.2 to summary tables that are not attached.

12.	While we understand that there are fundamentals of physics mathematics, and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

Response:

We, in consultation with the engineering firm, believe phrases such as “practices generally accepted in the petroleum industry” or “accepted standards of professional investigation” are general references to reserve estimation standards that exist in the petroleum industry. In a February 19, 2007 publication of the Society of Petroleum Engineers (SPE), titled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves,” the SPE acknowledges the existence of generally accepted engineering and evaluation principles. We believe the terminology contained in Exhibit 99.2 is consistent with guidance provided by the SPE.

13.	Provide the statement required by Item 1202(a)(8)(viii) of Regulation S-K.

Response:

We, in consultation with the engineering firm, propose that the following statement be added to Exhibit 99.2:

“In preparing our estimates of Proved Reserves, we used all methods and procedures as we considered necessary under the circumstances to prepare this report.”

Engineering Comments

Business, page 1

General, page 1

14.	You state here and on page 52 that you produced 128.2 BCFe and have a reserve life of 11.7 years. However, based on your reported reserves of 958,836 BCFe your reserve life is 7.5 years. Please revise your document accordingly.

Response:

Because of the significant divestitures throughout 2009 of our proved producing reserves, we do not believe our actual annual production for 2009 is an appropriate divisor for computation of “reserve life.” Accordingly, we have computed the reserve life of our Proved Reserves as of December 31, 2009 by dividing our total Proved Reserves at December 31, 2009 of 958.8 Bcfe by the annualized December 2009 production of 228.0 Mmcfe (81.7 Bcfe), which resulted in a life of 11.7 years. The computational methodology is described on pages 1 and 52, as well as in the definition of “Reserve life” in the “Glossary of Selected Oil and Natural Gas Terms” on page 32. We propose adding the following clarifying sentence to the reserve life paragraph on pages 1 and 52:

“We used annualized December 2009 production, rather than actual 2009 production, to calculate our reserve life as of December 31, 2009 due to the significant reduction in production resulting from divestitures of proved producing reserves during 2009.”

Our Oil and Natural Gas Reserves, page 13

15.	Revise the last paragraph on page 14 to specifically provide the qualifications of the technical person primarily responsible for overseeing the preparation of your reserve estimate. See Item 1202(a)(7) of Regulation S-K.

Response:

We propose to replace the fifth sentence of the last paragraph on page 14 with the following disclosure:

“Our Vice President of Engineering oversees Lee Keeling and Haas Engineering in connection with the preparation of estimates of our Proved Reserves. Our Vice President of Engineering is a registered Professional Engineer and has served in various leadership roles with the Gas Research Institute, the Society of Petroleum Engineers and the Society of Women Engineers over her 32 years in the oil and gas industry. She is a graduate of Pennsylvania State University (1978) with a degree in Petroleum and Natural Gas Engineering. During her career, our Vice President of Engineering has been involved in oil and natural gas reserves analysis and estimation for both major oil companies and independents.”

Proved Undeveloped Reserves, page 17

16.	You indicate that you incurred “a total of $299.8 million in various development and exploration activities” in 2009. Given the heading of this section, revise to clarify the amount spent to convert proved undeveloped reserves to proved developed reserves. See Item 1203(c) of Regulation S-K.

Response:

We propose to add the following disclosure as footnote (3) to the proved undeveloped reserve reconciliation table on page 17:

“(3) Capital costs incurred to convert these proved undeveloped reserves to proved developed reserves were $64.9 million.”

Management’s Discussion and Analysis of Oil and Natural Gas Reserves, page 16

17.	We note that in 2009 you developed 21.6 BCFe of your proved undeveloped reserves, which represented approximately 4% of your proved undeveloped reserves at the beginning of the year and 6.8% at year end. In order to develop your proved undeveloped reserves within five years you must develop approximately 20% of your proved undeveloped reserves per year, assuming no other proved reserves are added during that time. Therefore, please explain how you plan to accomplish this. In addition, please tell us if any of your proved undeveloped reserves are scheduled to be developed beyond five years.

Response:

In response to the Staff’s last sentence in comment #17, none of our proved undeveloped reserves included in our December 31, 2009 Proved Reserves total are scheduled to be developed beyond five years from the reserve determination date. We offer the following observations and explanations to the Staff’s comments on development of our proved undeveloped reserves.

EXCO’s proved undeveloped reserves included in our reserve report at December 31, 2009 are scheduled to be developed within five years. The reduction of proved undeveloped reserves arising from our divestiture program, the BG Upstream Joint Venture Transaction and lower commodity prices results in an adjusted percentage of our proved undeveloped reserves that were developed in 2009 to approximately 15%. Furthermore, approximately 50% of the proved undeveloped reserves identified at December 31, 2009 were extensions and discoveries in 2009. Given that we are currently drilling with 26 operated rigs across our portfolio, almost twice the number of operated rigs running at December 31, 2009, we believe scheduled development of our proved undeveloped reserves is reasonable.

Oil and Natural Gas Revenues, Production and Prices, page 62

18.	Item 1204(b)(2) of Regulation S-K requires disclosure of the average production cost by geographic area, not including ad valorem and severance taxes, per unit of production. Please revise your document to disclose these items.

Response:

We acknowledge the Staff’s comment and we propose inserting the following table containing production costs by geographic area for the “Oil and natural gas operating costs” disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

	Year ended December 31,						Year to year change 2009 - 2008
	2009			2008
(in thousands)	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total
Producing region:
East Texas/North Louisiana	$65,827	$10,220	$76,047	$74,720	$11,950	$86,670	$(8,893)	$(1,730)	$(10,623)
Appalachia	29,244	1,455	30,699	29,548	2,056	31,604	(304)	(601)	(905)
Permian and other	10,091	1,521	11,612	10,916	1,941	12,857	(825)	(420)	(1,245)
Mid-Continent	19,541	760	20,301	28,987	1,054	30,041	(9,446)	(294)	(9,740)

Total	$124,703	$13,956	$138,659	$144,171	$17,001	$161,172	$(19,468)	$(3,045)	$(22,513)

	Year ended December 31,						Year to year change 2009 - 2008
	2009			2008
(per Mcfe)	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total
Producing region:
East Texas/North Louisiana	$0.80	$0.12	$0.92	$0.85	$0.14	$0.99	$(0.05)	$(0.02)	$(0.07)
Appalachia	1.52	0.08	1.60	1.41	0.10	1.51	0.11	(0.02)	0.09
Permian and other	1.14	0.17	1.31	0.92	0.16	1.08	0.22	0.01	0.23
Mid-Continent	1.08	0.04	1.12	1.20	0.04	1.24	(0.12)	(0.00)	(0.12)
Operating costs	0.97	0.11	1.08	0.99	0.12	1.11	(0.02)	(0.01)	(0.03)

	Year ended December 31,						Year to year change 2008 - 2007
	2008			2007
(in thousands)	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total
Producing region:
East Texas/North Louisiana	$74,720	$11,950	$86,670	$54,529	$6,501	$61,030	$20,191	$5,449	$25,640
Appalachia	29,548	2,056	31,604	18,878	1,860	20,738	10,670	196	10,866
Permian and other	10,916	1,941	12,857	9,197	2,351	11,548	1,719	(410)	1,309
Mid-Continent	28,987	1,054	30,041	21,398	1,005	22,403	7,589	49	7,638

Total	$144,171	$17,001	$161,172	$104,002	$11,717	$115,719	$40,169	$5,284	$45,453

	Year ended December 31,						Year to year change 2008 - 2007
	2008			2007
(per Mcfe)	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total	Lease operating expense	Workovers and other	Total
Producing region:
East Texas/North Louisiana	$0.85	$0.14	$0.99	$0.70	$0.08	$0.78	$0.15	$0.06	$0.21
Appalachia	1.41	0.10	1.51	1.21	0.12	1.33	0.20	(0.02)	0.18
Permian and other	0.92	0.16	1.08	1.14	0.29	1.43	(0.22)	(0.13)	(0.35)
Mid-Continent	1.20	0.04	1.24	1.11	0.05	1.16	0.09	(0.01)	0.08
Operating costs	0.99	0.12	1.11	0.85	0.10	0.95	0.14	0.02	0.16

Definitive Proxy Statement Filed April 29, 2010

19.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response:

We confirm that we will comply with the following comments in all future filings. Example forms of disclosure that we intend to use for future filings are provided in the responses below.

Compensation Discussion and Analysis, page 22

Long-Term Incentive Compensation, page 26

20.	We note your statement at page 28 that the compensation committee “granted stock options to Named Executive Officers equal to 10% of their 2009 base salary,” which suggests that the value of these options equals 10% of an officer’s base salary. However, due to your formula for determining the size of option grants, the value of these awards greatly exceeds 10%. Please revise to further clarify your statement, for example by including the grant date fair value of these option awards in your table at page 28.

Response:

As indicated in our response to comment number 19, please find below example disclosure to be included in future filings:

In 2009, the compensation committee granted stock options to Named Executive Officers to purchase that number of shares equal to their 2009 base salary divided by $10. These grants were consistent with our compensation philosophy and historical grant rates for these individuals. Our formula for determining stock option grant sizes takes a percentage of base salary (historically 10%) and converts that portion of base salary into a number of stock options where $1 of the portion of base salary equals an option to purchase 1 share of stock. Based on this formula, we granted stock options to the Named Executive Officers in December 2009 as set forth in the table below.

Name	2009 base salary	2009 grant percentage	2009 stock options	Grant date fair value
Douglas H. Miller	$800,000	10	80,000	$790,104
Stephen F. Smith	$600,000	10	60,000	$592,578
Harold L. Hickey	$350,000	10	35,000	$345,671
William L. Boeing	$400,000	10	40,000	$395,052
Mark E. Wilson	$275,000	10	27,500	$271,598
J. Douglas Ramsey, Ph.D.	$350,000	10	35,000	$345,671

In addition, Mr. Wilson received an additional grant of 10,000 stock options in December 2009 on a purely discretionary basis for his contributions during 2009 completing our joint ventures with BG Group and divesting various non-core oil and natural gas properties.

Compensation Business Risk Review, page 30

21.	We note that your disclosure in response to Item 402(s) of Regulation S-K only covers long-term incentive compensation. Please revise this section to cover all of your compensation policies and practices.

Response:

As indicated in our response to comment number 19, please find below example disclosure to be included in future filings:

Although portions of our salary and bonus compensation structure are performance-based, we compensate our executive officers and other employees with a salary and bonus structure that is focused on overall company performance and is not based on the achievement of any targets or milestones by any individual department or function. In addition, our executive officers and other employees have a significant ownership stake in the Company resulting from direct investments and our long-term incentive compensation program. Historically, the only long-term incentive compensation that we have granted to our executive officers or other employees is in the form of stock options because we believe stock options incentivize our executive officers and other employees to achieve our long-term goal of maximizing shareholder value. Income from stock option compensation is realized only as a result of the successful performance of our Company over time. Finally, the other elements of our compensation are comprised of typical benefit plans, such as a 401(k) Plan and health, life and disability insurance. Accordingly, our compensation committee believes that our compensation policies and practices do not create unreasonable or inappropriate risks that are reasonably likely to have a material adverse effect on the Company.

We acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, or require additional information regarding our responses, please call me at 214-368-2084.

Sincerely,

/s/ Stephen F. Smith

Stephen F. Smith

President and Chief Financial Officer

cc:    John Lucas

Jenifer Gallagher

Kimberly Calder

Karl Hiller

Jim Murphy